Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Perficient, Inc.:

We consent to the use of our report dated March 5, 2009 with respect to the consolidated balance sheets of Perficient, Inc. (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated herein by reference.

Our report refers to the Company’s adoption, effective January 1, 2006, of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment.

/s/ KPMG LLP
St. Louis, Missouri
July 7, 2009